UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

BabyUniverse, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

056332109

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 056332109	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Stuart Goffman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER

367,933

	6	SHARED VOTING POWER

-

	7	SOLE DISPOSITIVE POWER

367,933

	8	SHARED DISPOSITIVE POWER

-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,933

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON

IN

CUSIP No. 056332109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: BabyUniverse, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5601 N.W. 9th Avenue, Suite 104
Fort Lauderdale, FL 33309

Item 2(a).	Name of Person Filing:

Stuart Goffman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5601 N.W. 9th Avenue, Suite 104
Fort Lauderdale, FL 33309

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 056332109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 056332109	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: 367,933

(b) Percent of class: 7.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 367,933

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 367,933

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 056332109	13G	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2006	By:	/s/ Stuart Goffman

Stuart Goffman